novozymes®

RECEIVED

2007 JUN 14 A 7:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

07024445

06/06/2007

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 16 of June 1, 2007.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Total share capital and number of voting rights
June 1, 2007

Pursuant to the implementation of the EU Transparency Obligations Directive into Danish law, hereunder Executive Order no. 226 of 15 March 2007 on Obligations of Issuers, the following information about the total number of voting rights and the total share capital of Novozymes A/S is hereby given.

Figure:

	Share capital (DKK)	Votes	Votes (%)
A shares	107,487,200	1,074,872,000	66.5
B shares	542,512,800	542,512,800	33.5
Total	650,000,000	1,617,384,800	100.0

More information is available in the Novozymes Report 2006.

Contacts:
Media Relations

Eva Veileborg Hald
Tel. (direct):+45 4442 3338
Mobile:+45 3079 3338

Johan Melchior
Tel. (direct: +45 4446 0690
Mobile: +45 3077 0690

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations

Lene Aabo
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (In USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2007-26024-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

END